Exhibit 99.2

INFOSYS US ANALYST MEET
BUILDING TOMORROW’S ENTERPRISE
November 4, 2011

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, CEO and MD

Good morning, everyone. Let me welcome all of you to the analyst meet. This is actually my first analyst meet after taking over as Chief Executive Officer. So once again thank you very much for coming. It is a great pleasure for me to talk to all of you.

2011 is an important year for us. We have completed 30 years. Many of you have known us for the last 10 or 15 years. So in many ways you have seen this organization evolve over the last many years. Probably, some of you have seen us in what we call Infosys 1.0 which was 80s and early 90s where we invented or innovated the Global Delivery Model which has now become the new de facto standard. Some of you have visited our facilities in Bangalore, seen our wonderful technology and physical infrastructure, some of that started in early 90s when we decided that going forward we will focus on talent, technology, infrastructure and quality. Today you can clearly see the result of some of those strategic directions we took as early as 90s. Later on we moved on to Infosys 2.0 in late 90s to 2000, actually until the last couple of years and we had transformed ourselves in multiple ways.

I will touch upon this once again but before I start, I have 4 things to talk about. Number one, I will touch upon our last quarter performance very briefly because Bala will go over them in detail. Number two, I will continue the opening conversation I just had, regarding Infosys 1.0, 2.0 and now what we call Infosys 3.0. Then I will talk briefly about the guidance and some of the things which we have given followed by a brief mention on some of the industry challenges which we are seeing and what are our responses to these challenges.

So let me start with the quarter. It was a fairly good quarter for us. Our revenues closed at $1.746 bn, QoQ growth of 4.5%. I will leave the details to Bala. The more important things were that it was a quarter where we added the largest number of clients over the last 5-6 quarters, we added 45 new clients last quarter and 10 were in the ‘Fortune 500’ space. Our program of having must-have accounts which we created about 12-18 months back is yielding very good results and actually it is not one, 7 of them are in the Fortune 500 space. Many of the clients whom we are adding are really in the areas in which we need to add new clients. 19 of the new clients’ additions are in the areas where we are investing. We have identified multiple areas for investments and those include healthcare, life sciences and utilities, so 19 of the 45 clients we added in last quarter were in the areas where we are focused on and investing which is good news.

We closed the quarter with 142,000 people, gross addition of 15,000 people last quarter. More importantly it was a quarter in which we were recognized as the ‘15th Most Innovative Company’ in the World by Forbes. We are very glad to get this recognition; 15th in the World, the ‘Most Innovative Company’ in the World by ‘Forbes Magazine Survey’ and this is not in IT industry, this is across the world and across all industries.

That was a brief mention about Q2. Now, I want to move on to the transformational journey which we are taking. That is what we call ‘Building Tomorrow’s Enterprise.’ Actually, it is not about building our enterprise of tomorrow; it is actually about building the clients’ enterprise of tomorrow. Even though we also apply to ourselves, the journey which we are taking it is about building clients enterprise of tomorrow.

Let me shift back and talk briefly about the history before I continue. I talked about Infosys 1.0 which was between 80s and early 90s. Two major things happened; one is the innovation of the Global Delivery Model, second is focus on quality, people and infrastructure. So even today if you look at many of the things which we do you can clearly see the linkage to those strategic directions which we took in the early 90s. Later on, in the mid-90s or late 90s we started on what we call Infosys 2.0 and that started out by we taking a decision that we will move out of our comfort zone of Application Development and Maintenance and expand our service lines. We started on the journey of building an end-to-end service corporation. The results are very, very clear. ADM which used to give us 90-95% of our revenue in 1999, today is 39%. The company has grown from $ 120 mn to $6 bn - $7 bn. While the company grew so much, we were able to expand our other service lines and create that kind of growth.

That is Part A of the 2.0. Part B was about building Consulting and System Integration capabilities. We started out in a very small manner in 2002 and then later on started with Infosys Consulting in 2004. It was an absolutely unique model where we incubated something so strongly with local leadership, with talent acquisition and with heavy amount of investment which we did over the last 6 years or so. Now if you look at the consulting piece alone, it was the fastest growing consulting corporation for the last many years. Now, we have integrated it back into Infosys. I will come to that. If you look at 2.0 there were two parts of it. One was expanding our service lines, becoming a true end-to-end service corporation; second was building deep consulting, program management and domain capabilities. We have done fairly well in both these dimensions and the numbers are there to speak.

About two years back we started on the new journey what we call Infosys 3.0 and that is centered around our strategic direction called Building Tomorrow’s Enterprise. As I said it is about building the client enterprise of tomorrow. It is about partnering with our client to build their enterprise of tomorrow. There are 4 key drivers for this journey; this new strategic direction and new structural changes or structural realignment which we did. Number 1 was to strengthen our strategic partnership with our clients. We are considered as a strategic partner by most of our clients but at the same time, it is a journey which we need to continue. So the number one was about strengthening our strategic partnership with our clients. Number 2 was about increasing the relevance. How do we increase the relevance to our clients? How do we increase it in their budget? That means how do we participate in every part of their budget? How do we increase it globally? How do we make sure that we can operate with them in a truly global way in all parts of their operations? Third one was that clients are demanding higher and higher business value. So how do we create new offerings, new solutions, new thought leadership which will deliver higher and higher business value to our clients. The fourth one was about aligning in front of our clients. Some of you are familiar with organization structure and the service lines which we had. When we created this end-to-end service capability, we launched service lines for incubation purpose and they grew over the last many years. For example, enterprise service is probably close to a billion dollars, our infrastructure management was close to $400 mn, so we had service lines which had grown and they were operating horizontally, we wanted to bring all of them into the industry vertical, so that it will all align in front of the clients.

So there were 4 key drivers for this transformation. Number one was about strategic partnership, number two was about alignment, number three was about increasing relevance and about fourth creating value for our clients. We also believe that if we can achieve this on the platforms which we have built on Global Delivery, on consulting and now the cloud phenomena, if we can achieve these objectives on the platform of Global Delivery, Consulting and Cloud, we will create a Next-Generation Global Consulting and IT Services organization.

That is the aspiration towards which we are going to build a truly global Next-Generation Consulting and IT Services Corporation on a platform of Global Delivery Model, Consulting and Cloud. This strategic direction has 2 parts; one is the Building Tomorrow’s Enterprise, thought leadership piece. It is extremely client-centric, we have created it putting the client right in the middle, we started out with the client talking to them, trying to understand their priorities, we looked around the world and tried to understand what are the changes which are going on in the world. From the client’s perspective irrespective of which industry they are coming from, they are looking for growth, profitability and return on investment, so that is one part. On the demand perspective when we look at the emerging demand trends, we clearly believe that clients need to have the ability not only to fulfill the demand, but they need to have the ability to predict the demand to sense where the demand is going to come, influence it and fulfill it.

If you put these two together, on one side clients are looking for growth, profitability and return on investment, on the other side the world is changing and our clients need the ability to sense, predict and influence and fulfill the demand. We believe that we need to come up with the framework which will allow them to do it. Our Building Tomorrow’s Enterprise framework which has identified 7 global phenomena which we believe will allow our clients to do this. They are resonating extremely well with our clients. These 7 trends are Digital Consumer, Emerging Market, New Commerce, Healthcare Economy, Sustainable Tomorrow, Pervasive Computing and what we call Smarter Organization. These are the 7 global trends which we have identified. To enhance our thought leadership, we have set up a centre of innovation for Building Tomorrow’s Enterprise. Over the last 18 months myself, Kris, Sanjay, many of us have had a number of conversations with our clients. Importantly, these are CXO conservations, this is not an IT conversation. We are talking to a client about leveraging the disruption which is going to happen in the industry because of mobility or micro commerce, it is a CXO conversation.

I actually want to give you one very interesting example which I came across. In fact, I was talking to a client of ours near Connecticut; an insurance client, one of the largest insurance corporations in US and I was talking with the CEO. I genuinely expected that he will talk to me about Healthcare economy, the changes in healthcare, how is it going to get personalized, how are we going to make it affordable and things like that, but what he was interested was talking about New Commerce. The reason he said was that in the new Healthcare situation, as Healthcare becomes more and more personalized, the traditional distribution mechanisms like pharmacies, are mass distribution mechanisms, they are not personalized distribution mechanisms. He was interested in talking about how will that personalization lead to micro commerce and mobility and the new commerce model. What happens with these kinds of conversations is that puts us in a completely different orbit, number one, it allows us to partner with them on their organizational transformation. The way we do it is we will follow that up with what we call a ‘Discovery Workshop’, a co-creation workshop, which is usually led by somebody from our strategy and planning department or somebody from Consulting going forward and they will then identify organizational transformational opportunities.

We have another example where we are working with a client of ours to move them from a country-centric approach to a client-centric approach. This is a prospect of ours who had a very country-centric approach. They had a P&L in France, in Germany and in US but when we looked at their clients, it was mostly global clients and the clients were looking for one single global service. As part of our smarter organization theme, we told them that look your approach is wrong. You need to move towards a client-centric approach. You need to have one single view of your clients across the globe. Today you are getting the view of the client in Germany and in France and you do not even have a single client code and that has now led to work which we are doing. These conversations are extremely important and relevant to the CXOs of the organization and we have so far engaged with about 40 to 50 clients in various stages. In fact there is another example where we are working with a client of ours on engineering innovation in the emerging markets. They have not leveraged the emerging markets for engineering innovation, and we are working with them on the engineering innovation in the emerging markets. But the important thing is it all started out with the C-Suite and our conversation on Building Tomorrows Enterprise, is leading to a discovery workshop which then leads to work which is downstream.

This is a long incubation process. This is not a deal making process and most times it originates with Kris or myself or Bala or one of us actually having an initial discussions with our clients.

That is one part of the new strategic direction. The second piece is that once we realize that the theme is right and the direction is right and our strategic direction is resonating with our clients, we wanted to realign ourselves to support this journey. We have always believed that the biggest value which we bring to the table is at the intersection of technical and domain capability. It is not new to us. In fact if you look at it we verticalized US probably 8 years back and Europe about 4 years back. We had not verticalized rest of the world. Rest of the world was more geo-centric. In the new realignment we have done multiple things. Number one, is that we have verticalized globally. Today we have global verticals which deal with our client globally which we believe is the right way to do because one single group of people can deal with the client completely globally. Second one is that we have merged most of our horizontal capabilities into the vertical. If you go back and look at our original reason for doing it, increasing strategic partnership, aligning in front of the clients by merging all the horizontals into the verticals, we believe that that will create alignment in front of our clients. We have done that. We have 4 global verticals headed by Ashok, B.G., Pravin, and Prasad. I think Pravin is here.

Under each vertical and in a global manner we have 3 offerings. Number one, is consulting system integration offering which today gives us about 31% of our revenue. We are expecting it to grow faster than the company average. This is mostly discretionary and transformational work. As a global head for that, Steve Pratt looks after the consulting and system integration and is here. It’s a two matrix organization. On the industry vertical side you have people focused on the clients, on revenue, on profitability; on the horizontal side you have people focused on capability, talent, methodology, productivity, standardization, commonality across the organization. The second piece is the biggest piece which is what we call business operations or business IT and that is headed by 4 offering heads within the organization. One of them is here, Manish, he will talk to you today. Globally it is headed by Kakal. The third one is a new space which we created called products and platforms. We are clearly seeing a shift because of cloud in the platform space. We have 20 clients on boarded to our 8 or 9 platforms which are already in the market. This is a great opportunity for us and for our clients. It is a great opportunity for our clients because it allows them to convert fixed cost to variable cost. It is a great opportunity for us because it allows them to give a set of services which are truly transaction-based. Our platforms are priced based on number of transactions, number of users. It is a completely nonlinear model. We are not pricing it based on effort. It is a great opportunity for both clients and us and the global head for that is Sanjay Purohit. He is here and we have seen good wins in platforms. The brand name for that is ‘Infosys Edge’. We launched all the platforms under this common brand called ‘Infosys Edge’ and we had significant wins in that space. But one has to remember it is a completely different business model. Here in products and platforms, we invest first and then we reap the benefits.

We have to build a platform before we provide it to the clients. We do 3 things. Number one, we use our own intellectual property to build. All the patents which we filed are in the Building Tomorrow’s Enterprise space. We are filing patents, creating intellectual property. Second, we have to host it, it is totally our responsibility. Some of it is using our intellectual property, some uses third-party intellectual property like SAP and Oracle but we created our own intellectual property and the hosting service. We are not building data centers. We can use third-party data centers to do this. Some of it we may build, but predominantly we do not have to. The third part is that we co-create the platforms along with our clients. For example, there is a platform getting created in the retail space called digital marketing. It is co-created with one of our clients.

To summarize we have done 2 things. Number 1, we have launched the new strategic direction Building Tomorrow’s Enterprise. It is resonating extremely well with our clients. Number 2, we have restructured completely behind that. As of September 30 we have completed the restructuring. The leadership is all in place. The 4 industry vertical heads are Ashok, B.G., Pravin and Prasad plus 3 other heads, that is BPO headed by Swamy, Finacle headed by Haragopal and India unit headed by Raghupathy. Then the 4 horizontal heads which is Steve looking after consulting and system integration, Kakal is looking after business operations, Sanjay Purohit for products and platforms and Basab Pradhan looking after global sales. So it is a matrix organization which is fully in place, it is completely operational and all of us feel extremely good about where we are with our new strategy direction and the new structure alignment. There may be some settling down which is in progress but other than that it is complete. That is the second piece.

The third part I wanted to briefly mention on the guidance again, I think Bala will discuss this. We had given a guidance of 18%-20%. We have of course, changed it to 17.1%-19.1%. This year we had expected a balanced growth and we believe that is what we will see. There are challenges in the environment. Of course, all the challenges are known. I do not have to go through those challenges of unemployment, uncertainty, lack of confidence within clients and various other things. So we are definitely cautious. We have given a range for Q3 and that reflects the caution which we have in our guidance. That is about our Q3 and Q4 guidance.

Lastly, I want to touch upon the challenges which we see in the industry. There are 4 important challenges which we see for the industry and I will list them. Number 1 which we believe is the commoditization which will happen in some parts of the business. Some part of the business will get commoditized as we go along. Number 2, will be that there will be competition which will try to take the low hanging fruits in such a situation and accelerate this process. Number 3 is that the clients will expect more and more value from our clients. There will be higher demand for business value from the partners and from the clients. Number 4 is that in the long run it will be difficult to recruit higher and higher numbers of extremely good talent. In the long run if you want to recruit larger and larger numbers of extremely good talent it will become challenging and it will definitely become challenging in India in the long run.

If you look at the response we have put in place, the strategic direction as well as the new structure and the things which we are doing, you can clearly see that we are addressing these challenges. Number 1 about commoditization - we do more and more work in consulting and system integration which is definitely of higher revenue productivity. It is discretionary spend. It is not ‘lights on’ work, it is discretionary spend. So you have that issue to deal with. But at the same time it is of higher and higher revenue productivity, it is more on the revenue side of our client rather than on the cost side of the client. The transformational work which we do is meant to create revenue and differentiation for our clients rather than return on investment. So it is more on the revenue side of the client, we will continue to aspire and do more and more consulting in the system integration work, our strategic direction is meant for that. Number 2 is in the space in which is commoditized, we expect further commoditization. We have consolidated all those offerings or services under the business operations offerings. We are driving efficiency, productivity, right skilling and different pricing model in that space like maintenance based on ticket-based pricing. infrastructure management based on device-based pricing or independent validation based on test case-based pricing. These kind of pricing models allow us to actually drive efficiency and productivity. We have consolidated, we have created the global leadership, we are driving in that space. Number 3, if you look at the things which we are doing in the products and platform space as well as in the consulting space, it is meant to create some amount of non-linearity between effort and revenue. On the consulting and system integration space, we will operate about let us say, 15% higher on the revenue productivity on 30% of the revenue. That should give me about 5% on non-linearity on effort. Now if you look at the products and platform space, it is a very small base. Today we have 8% of our revenue coming from products and platform space. We are looking at growth. We are hoping that it will grow faster than our rest of the service lines which is what we have seen historically with the new things. But we will also look at inorganic growth in the space. That is an option. We have also expanded our inorganic addressable space to include products and platform. When you look at that space, today it is too small to make any kind of predictions but if we get about 50% non-linearity in that space, then the revenue reaches may be 20%, that gives me another 10% in non-linearity. It is still a small number because this is after all a people based business. We are looking at the talent issue and trying to create non-linearity through our consulting and system integration service in a limited manner and in a bigger manner with our products and platform space. We are also looking at global talent, so today we recruit people globally. In China we have 3300 people, Mexico is getting somewhere between 500 to 1000 people, we have people in Czech Republic, in Poland, in Philippines and we are recruiting 1500 people in US, 500 people in Europe. So we are truly looking at global talent.

One of the other challenges I talked about is client expectations going up and they are looking for better and better business value. If you look at the thought leadership theme, if you look at our Building Tomorrow’s Enterprise, setting up center of innovation, stronger consulting and system integration work, all that is meant to provide better and better business value to our clients. If you look at everything which we are doing I firmly believe that it addresses the industry challenges which we see.

To summarize, I talked about the 4 things. Number 1 was the Q2 performance, number 2 was Building Tomorrow’s Enterprise and Infosys 3.0 transformation which is now complete and in front of the clients. Number 3 was about the guidance and, of course, Bala will touch up these things in much more detail. Number 4 was about the industry challenges as we see it and our response to those.

Now let me conclude. As I said, we feel very good about where we are. We expect short-term challenges because of the macroeconomic situation. But we feel very good about where we are regarding mid-term to long-term. With that once again, let me welcome all of you to this analyst meet. It is wonderful to have you. Thank you very much for spending time with us. Thank you.